

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Mr. Mitsuo Kojima
President and Director
Horiyoshi Worldwide Inc.
711 South Olive Street, Suite 504
Los Angeles, CA 90014

> **Re:** **Horiyoshi Worldwide Inc.**
> **Form 8-K Filed March 2, 2011**
> **Form 8-K/A Filed March 24, 2011**
> **File No. 000-53976**

Dear Mr. Kojima:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief